Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 25, 2022

ANNUAL SHAREHOLDERS’ MEETING UPDATE

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it will be hosting its annual shareholders’ meeting both in-person and virtually, as originally announced, on Thursday, April 21, 2022. Our expectation is that all of our Presidents will be attending the meeting in-person to greet our guests and to answer any questions.

For those travelling to attend the meeting, we are pleased to share that, effective April 1, 2022, fully vaccinated travellers arriving to Canada will no longer need to provide pre-entry COVID-19 test results.

Fairfax will advise of further details on the meeting, including how to send questions in advance, in a later announcement.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946